SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒       Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐  No     ☒

Announcement  |  Lisbon  |  11 October 2012

Management Transactions

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified by Banco Espírito Santo, S.A. (“BES”) of the following transactions on PT shares carried out by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES:

Date	Transaction	local	Price(€)	No. of shares
3-Oct-12	Disposal	Regulated market	3.900	65,005
			3.901	8,303
			3.902	4,631
			3.903	2,854
			3.905	1,054
			3.906	3,059
			3.910	51,389
			3.911	2,274
			3.912	11,348
			3.913	3,823
			3.914	18,739
			3.915	18,420
			3.916	40,650
			3.917	28,983
			3.918	40,600
			3.919	12,895
			3.920	135,725
			3.921	22,348
			3.922	2,900
			3.923	8,110
			3.924	1,890
			3.926	15,000
Total				500,000
8-Oct-12	Disposal	Regulated market	3.950	149,304
			3.951	9,251
			3.952	9,692
			3.953	21,252
			3.954	8,638
			3.955	62,886
			3.956	20,501
			3.957	26,005
			3.960	148,476
			3.964	3,995
Total				460,000
09-Oct-12	Disposal	Regulated market	3.950	10,000
			3.951	15,000
			3.952	10,000
			3.955	5,000
Total				40,000

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT was further informed that Avistar is a person closely related to PT’s Non Executive Director Amílcar de Morais Pires, as he is also Chairman of the Board of Directors of Avistar, and therefore this latter has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

According to information received from BES, after these transactions the voting rights attached to 90,020,566 PT shares (of which 90,000,000 shares are held by Avistar), representing 10.04% of PT’s share capital and corresponding voting rights, were attributed to BES.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of the CMVM Regulation no. 5/2008 and follows a communication received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 5,040,124,063.26, registered in the Lisbon Commercial Registry Office under corporation number 500 852 367.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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